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                          June 22, 2021

       Alex Behfar
       Chairman & CEO
       Odyssey Semiconductor Technologies, Inc.
       9 Brown Road
       Ithaca, NY 14850

                                                        Re: Odyssey
Semiconductor Technologies, Inc.
                                                            Form S-1 filed June
17, 2021
                                                            File No. 333-257178

       Dear Mr. Behfar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Mindy
Hooker at (202) 551-3732 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing